UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


For the month of                         November                        , 2005
                ---------------------------------------------------------


                                Golar LNG Limited
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                 (Translation of registrant's name into English)


       Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, HM 08, Bermuda
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                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                   Form 20-F [X]              Form 40-F [_]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                         Yes [_]                 No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-


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Item 1. INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 99.1 is a copy of the press release of Golar LNG Limited (the "Company"), dated November 30, 2005.

                                  Exhibit 99.1



                                   GOLAR LNG




Golar LNG Limited (the "Company") advises that the 2005 Annual General Meeting of the Company was held on Wednesday, November 30, 2005 at 11:15 a.m. (Bermuda time) at Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, Bermuda. The following resolutions were passed:

1)   To re-elect John Fredriksen as a Director of the Company.

2)   To re-elect Tor Olav Tr0im as a Director of the Company.

3)   To re-elect Kate Blankenship as a Director of the Company.

4)   To re-elect Frixos Savvides as a Director of the Company

5) To appoint PricewaterhouseCoopers of London, England as auditors and to authorise the Directors to determine their remuneration.

In addition, the audited consolidated and combined financial statements for the Company for the year ended December 31, 2004 were presented to the Meeting.



Hamilton, Bermuda
November 30, 2005



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                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.


                                                         Golar LNG Limited
                                                         -----------------
                                                          (Registrant)




Date  December 1, 2005                          By  /s/ Graham Robjohns
                                                    -------------------------
                                                        Graham Robjohns
                                                        Chief Financial Officer







03849.0004 #622746